Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of the Hurdle Rate Podcast, posted on YouTube.com, featuring: Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”); Jeff Walton, Chief Risk Officer of Strive; and Ben Werkman, Chief Investment Officer of Strive, on December 23, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the podcast is here:

https://www.youtube.com/watch?v=g2aE7hVKH1o&list=PLoB1eZWSVHVbHsHgaIIp0cy0MSDoz7uo0&index=1

The Hurdle Rate 12/23/25 Transcript

Tue, Dec 23, 2025 9:35AM • 59:40

SPEAKERS

Matt Cole, Ben Werkman, Tim Kotzman, Jeff Walton

Tim Kotzman  00:00

Welcome back to the hurdle rate episode 41 for the week of December, 22 2025 I'm Tim Kotzman. I'm here with Jeff Walton, Ben Werkman, and Matt Cole, and I don't think the news cycle what, when you consider what Matt has said for all of this year, the Bitcoin AI and energy categories, I don't think things are slowing down at all the US, Pentagon just partnered with Elon Musk Xai to expand its artificial intelligence arsenal. Strategy picked up a few more US dollars for its USD treasury. I'm sure Jeff will have some thoughts on that. JP Morgan, it was announced, I believe, today, it's exploring Bitcoin and crypto trading for its institutional clients, including to Bloomberg, Ghana, passes a law to legalize the use of Bitcoin and crypto. And Senator Cynthia Lummis, according to her rep, says she plans to spend the rest of her remaining term, which is 2026 focused on getting crypto market structure legislation signed into law. So I think that's enough to discuss, where should we start?

Ben Werkman  01:50

Nothing going on, huh? What a year. I mean, I think this is our, this is our last recording for 2025, and we were just before we went live. We were talking about how, you know, for Matt, he didn't know any of us a year ago. So this has been, you know, quite a journey. Because that doesn't even seem feasible at this point, given everything that's happened. But, you know, I think we could probably also just cover a significant amount of time going through everything that's changed in 2025 because, oh my gosh, what a ride it's been.

Matt Cole  02:20

It's really wild that what we were just talking about before that, we started recording the show that I met Tim in January, and when I when I met Tim, it was not because Strive was going to become a Bitcoin Treasury company. At the time, our wealth management business, which is now spun out, not part of the company anymore, I believe, was the first wealth management business to recommend a core allocation to Bitcoin to all of its clients and and the wealth management business was taking kind of a little bit of the Bitcoin is the hurdle rate concept, and we were Talking about the three things that matter, Bitcoin, energy, AI and I happened to be in New York, and I got introduced to Tim from someone that works for Strive named Ethan Peck, who had introduced a proposal to Microsoft to adopt Bitcoin. And he had done Tim's podcast and pomps podcast. So I went in and did those podcasts as well. Obviously, we we got along pretty well, I would say. And then we were talking, and he was like, you know, you really got to meet, you know, Ben and Jeff, and met them. And Jeff was just talking about how we met at someone's house, talking about a convertible note ETF that Strive had had announced intentions to launch last December, and then it became clear that, for tax reasons and 1940 Act reasons, the product was just not going to be a good product that we weren't we wouldn't want to buy ourselves. And so as we got to that decision, we weren't going to launch a product that we wouldn't buy ourselves, so we weren't going to launch it. And so Jeff and I were, we're talking about that and that all, and that's where we were just under a year ago. And then you think about what's, what's happened, and it confirms this, that this space really does move in dog years. I mean, it, it feels like it's been five or seven years, like I can't even wrap my mind around that all of this has happened in one year. And then you look forward to 2026 and you know, we kind of, internally, have been starting to have some conversations of, what are we going to do in 2026 and again, my mind is blowing that it's not going to be just like where we are today. 12 months from now, and the space will continue to move very fast. Is a prediction that will, I think, unfold over the next 12 months, accelerate.

Jeff Walton  04:54

Foot on the gas, yeah, going, going into 2026 absolutely, I will never forget that conversation we had. Matt, one thing that stood out to me and having conversations with with you was, I'm not going to make this product if I wouldn't buy it. And I loved it right right away. I was like, I like that ethos, right? That fits the Bitcoin ethos, and it immediately made me think about the other products that existed in the market, of people just making a product because there's need for it, and having 0, regard for the person that's actually buying it on the other side. So yeah, it's been an incredible journey, and now we've gone through the process of the reverse merger, publicly traded company issuing a perpetual preferred equity and that, that whole process. Yeah, it's crazy how much can be done in such a short period of time. And I am so excited for the future now that you know vehicles are in place and there are more companies adopting the Bitcoin Treasury strategy. There's so much work to be done in 2026 it's exciting time to be working in Bitcoin. Well, you look back, even just for us at Strive, Sight? We've only been in the public markets for 101 days.

Ben Werkman  06:14

Which sounds like a lot, I guess, more than 100 days. But when you think about everything that's happened during that time period. I mean, it just blows your mind. You go through that whole reverse merger process immediately after that, when you're power networking at the unconference in New York, you know, you get an acquisition kicked off, then you build structure launch market, the IPO for SATA. And now we're, you know, moving into the end of the year, and we're in the middle of the vote with Semler, and you've got just all kinds of things going on and all of that in 101 days, which when you get behind the scenes and you finally figure out how much work goes into all this stuff, right? The amount of legal work, the amount of accounting work, the amount of planning and strategizing and modeling, it's a huge amount of work, and it tells you how focused you need to be to really excel in this space. And then on the outside of that, you know, we've all kept going, doing the podcast, Jeff with true north, keeping that all running and moving, and watching the broader industry. And, you know, I guess it's really no surprise in our worldwide Time just flies like that, because there's so much going on. There's so many changes that have happened, and even just for Bitcoin. I mean, this was a massive year for Bitcoin. Remember back a year ago, we didn't have the accounting guidance, right? So fair value accounting wasn't even in place. Pref wasn't even a word in this space. Preferreds hadn't been launched. Those didn't exist. Everyone was still excited about the convertible bonds. And you know how much of the convertible bond market strategy was making up in 2024 and that was a massive rise. You know, now we've got, what are there five preferreds in the market, publicly met a planet's got their their private issuance on the preferreds. So those are really launching. You're seeing a rebuilding of how these balance sheets are structured and what you want to put in when you're planning to be an institutional grade investment moving forward. Got all kinds of regulatory clarity that like it was just a wild, wild year for Bitcoin. And I think we look past that pretty quickly these days, because so much happens that you hardly have time to process it before something else is happening. And you're moved on to the next topic. But this, I think 2025 you know, while the performance in Bitcoin wasn't what everybody was hoping for, structurally, I think 2025 is going to be one of those years that we look back at and go, Wow. Like it was obvious that that was the foundation for what came next for Bitcoin. I think that's what we're looking at. And the name of the podcast is so perfect, the hurdle rate podcast. Bitcoin is the hurdle rate. And we've been talking about how companies can use Bitcoin as the hurdle rate, and start to think about your think about capital deployment, and how you see capital deployment, and whether or not that makes sense within the framework of of a Bitcoin standard, and then understanding that Bitcoin is collateral and you can start to leverage a balance sheet and utilize it in different ways, and then staying at really the forefront of what's happening in securitized finance within Bitcoin. This is a market that would traditionally never be talked about traditional finance is always, you know, in a in a steakhouse, in a mahogany filled room, and all the deals are done on napkins, behind the scenes. And you know, that's typical traditional finance. But now with Bitcoin, it's so transparent, and you're seeing all of these concepts from traditional finance come to the scene in this Bitcoin era and a huge advancement in in the marketplace and what bitcoins a $1.7 trillion asset, $1.8 trillion asset, and growing at 50 CAGR.

Jeff Walton  10:00

50 to 70 CAGR over the last five years. And if we project that into the future, that the optionality and the creativity of utilizing this asset on your balance sheet is only going to get more interesting. It's not going to get less interesting. It is going to get more interesting as this marketplace evolves. And yeah, really looking forward to staying on the pulse here, thinking about Bitcoin being the hurdle rate. And just just a little aside, I posted about this yesterday, and thinking about Bitcoin is the hurdle rate the Spotify over the weekend. Somebody stole Spotify his entire music catalog over the weekend, 300 terabytes of data, 300 TB, 300 terabytes of data, and then published it on a public torrent. So if you had space to download 300 terabytes of data, you could have gotten 200 million two, 50 million plus songs and all the data associated with it. And when you think about a Bitcoin world and the risk associated with your balance sheet, it starts to make sense on why you should hold some why you should hold capital in a circumstance where your entire business model can be downloaded on the internet and published publicly so somebody can literally recreate your entire business in a couple of weeks with AI. And what do you have to protect against that sort of situation? And Bitcoin can serve as a unique asset to help protect against that situation.

Ben Werkman  11:46

The other thing you look at is Strategy raised $748 million last week. Last week, hardly a footnote. And I think people need to think about what that really means, the fact that that's basically a footnote. At this point in time, this has accelerated so quickly, like we've gotten used to the amount of capital that's being raised now, and you've been seeing all the Bitcoin purchases that we forget how different that is than one year ago. And we should probably scroll back. I'll do that in the background over here, but I would like to see what their last announced raise was last year, you know, and that was a pretty booming time for Bitcoin. But I'm like, the pace of these capital raises is accelerating in a massive way. So you can look at two things, right? There's always the technicals, and then there's, you know, what's happening in the market price at the time. And you're seeing that difference. The strategy for them is accelerating. You've had the foundation being laid for several companies during 2025 2026 is going to be the year of those companies accelerating, and this whole thing is just going to get moving, and we're going to find more and more ways to integrate Bitcoin into the traditional finance system. We're going to find more and more ways to structure products that really make a difference in individuals lives, even if they're not believers, and Bitcoin is the core asset, right? You can still create things now that are appealing to a broad audience out there. I mean, that's why I look at this year and go, this is this is the launch point, in my eyes. This is when that foundation and that legwork was done, so that as we move into this more institutional world for Bitcoin, we can really accelerate. And that's where companies are going to separate each other. You know, you're going to see which models are set up for the long run and which ones have the ability to generate the energy to really move forward at a rapid pace. And that's what I think is going to be really exciting in 2026 is, I think you'll see that separation, then you'll see the scaling on the back of it.

Matt Cole  13:41

I mean, I go back to something that some of the conversations Jeff, you and Ben have been having, I'm sure Tim too, and me as well, of people that are building on top of everything that's been built this year as the first concept of massive innovation to come, and then just some of the ideas that we've been kicking around about our future and and I just come back to and then I contrast that with like, an MSCI, that would think that all we, all Bitcoin Treasury companies, are an ETF in an operating company, and they can't even understand how These are operating businesses. And it's like, like, no, actually, you don't understand. This is accelerating further and further in the direction of operating businesses, building products and solutions and and ways to monetize a Bitcoin balance sheet with Bitcoin as the hurdle rate, and then ideas being built on top of that for other businesses and the traditional finance world, it's, it's still in its, you know, bewilderment phase, and you just see that time and time again. And, I mean, I look at what we're talking about, and I'm like, I don't see how this is in a fortune 500 company, whether it's in the s and p5 100 or not, one of. The 500 largest companies in the world, when I talk about what we're doing and for Strategy, I don't see how they're not the biggest company in the world, like bar none. I just don't see how when you can raise a billion dollars with the you know, blink of an eye doesn't move the market, it's no big deal. And then that's Bitcoin as your hurdle rate. Bitcoin is your financial foundation. It's amplified. They're making it productive. They're creating products off of it. We're just getting going. And I think it just, I mean, for those that, that you know are that don't think a lot's happening, or it's just like waiting for the next Bitcoin buy, rewind one year and just go through the things that have happened this year. It's a great time to do this at Christmas is, you know, take a week to reflect on what the year has been and then reset and where it might go over the next, one year, two year, five years. I mean, this, this is going to be to Jeff's point, to steal his phrase, the biggest story in all of finance. It, it really is, and it and it continues to evolve at light speed.

Jeff Walton  16:09

Yeah, I really think this is the biggest story in all of finance. Just to put it into perspective, and Ben, you were going to go back and do some of this data, look at this in 23 so two years ago, through the first 11 months of 2023 a Strategy, didn't even raise $750 million through 11 months in 2023 now, they just raised $750 million in a week after the stock's been down. Bitcoin is down 30% in a traditional bear market within a bull market, and there's still enough interest in demand on the stock where they're able to raise that much capital in a short period of time. This is this is enormous, and I've tried to compare this for some of my traditional finance friends back in my my old ex colleagues and reinsurance, and it's like Strategy is sitting on more capital than all of Lloyd's of London, which is like a syndicate of all insurance companies sitting in London, the oldest syndicate of insurance companies on the planet that's been around since the 1600s Strategy is sitting on more capital than that entire insurance syndication Group. That's crazy. Lloyd's has been at it since the 1600s strategies raised that much money in five years. That's crazy. This is a huge story, and it's still so incredibly overlooked. And again, we're at the very, the very forefront of the development of this ecosystem, it's going to be so exciting.

Ben Werkman  17:43

And even when you look back at 2024, right, when they raised the most was November, December, which is where things were really blowing off for MSTR. And then throughout that year, they also had, I think it was three of the converts got issued during that year. So when they were raising, it was all as a part of you know, either really crazy price action happening in the equity where they were taking advantage of that, or new issuance in the convertible bond markets, the 748 they just raised was just ATM in a week where nothing special was happening, right? Imagine at their scale. Now, what happens if they get another one of those? November? December runs right? Things get really crazy. The Lloyd's of London stat. That's, that's insane when you think about how long they've been building that business, you know, it's Strategy, pivoted their strategy, what, five years ago, and they've got more capital than them already. That's an insane statistic.

Jeff Walton  18:38

It's, it's staggering, when you start to think about it.

Matt Cole  18:42

Yeah, I think what it is is, I was going back to what I thought was a really fun video, but Adam Livingston has been putting out about a bunch of fun content on, you know, name your Strive, met a planet. But one of them Strategy, one of them is, is, I think he lays out, well, the power of compounding, of amplification, and just kind of how you look at in his graphs, like the first couple of years, it's kind of boring what amplification does, and then you zoom out in the back end, you start to see the compounding effects. And I think what you're seeing with Strategy is a good example of that is it was very boring just a couple years ago, but the compounding effect of one bitcoin but two making good decisions, that they've made, decisions that they've pivoted a few times, but they've always preserved optionality to pivot and find the best decision with the foundation of Bitcoin, and that compounding on top of an asset that compounds faster than any other asset known to man is extremely powerful. And I think it comes back to even what we're talking about with ourselves and kind of all the things that have happened this last year is it's hard to wrap your mind around even being in it when you're doing it, let alone. Watching it from the outside, is because when a handful of good decisions are made, that it's not just a linear thing of like, okay, you made one decision, then you made another good decision. They compound on each other, just like how the amplification compounds on each other. And you wake up and Strategy has more capital than Lloyd's of London, like, and you're just like, Oh my gosh. Like, how that that? That doesn't really make sense, but, but it's compounding. It's it's Bitcoin compounding. It's good decisions, compounding. And I think you're going to continue to see that and, and I don't think that probably even, I think even for ourselves, it's hard to comprehend, like running these companies, I think it's hard to comprehend. So imagine yourself being in the traditional finance world. Is just, I get, I like, I actually understand why there's bewilderment. Because in their mind, you know, a year ago, not less than a year ago, they're they're talking about the convertible notes, and where are we now? It's not even, not even a relevant factor. And then, you know, S and P comes up with their thing, and they're talking about cash now Strategy raises, you know, almost a billion bucks in a week. And it's like, okay, well, what's the next?

Jeff Walton  21:18

What's the next problem we've we've moved on, and FUD busters Is this the fudbusters.

Ben Werkman  21:22

That's why we're back to quantum this week, right? We've got to recycle. And, you know, Z cash was a hedge for exactly a week, and then you never heard the word Z cash again after that. And now we're back into quantum computing. So, yeah, I also, like, you know, while they're building this reserve, you know, that's a structural difference from the way they were approaching this before, and I think that shows both the ability and the willingness to pivot based on what the market feedback is, and it's creating a company where you try to become unassailable right. There used to be all this focus around what would happen if a black swan event came to be and all of a sudden they went below nav and they couldn't, you know, raise capital through that. They could, but it'd be non accretive to raise capital through that. Now, any of the bear thesis that you're going to lay out, you know, it better start two to three years in the future, right? So now you're taking that, that unknown variable that people were running with, and they were starting to spin up these narratives about things like liquidations and inability to meet obligations. And, you know, you even started getting the fear around the convertible bonds, because those have, you know, the maturities and the conversion prices, and they're below all, but I think one of the conversion prices at the moment. And now, when you're holding this capital reserve, none of those things become near term issues at all. The bonds weren't near term issues anyways. And so you're seeing them build a different kind of company. And I think the reason for that is that they're issuing a different type of product. And so now what you're trying to do is build on this scale. You've achieved this massive success in accumulating capital and identifying new markets and structuring new products to meet the needs of those markets, and now you're building a foundation that can bring you know that security and comfort to the masses, right, not just people that are Bitcoin investors, that are following what you're doing, because when you start offering yields like you're seeing on these pref products, those show up in just general screeners. There's a lot of people out there that are filtering equities, and, you know, from high to low on dividends, and then looking at what each of those products are. And now you're starting to get this new segment of dividend paying equities out there that are coming to the top of those lists that people now have to look into. And when you show up and you look at not only the capital base, but the cash reserves that are being put in place to be able to honor those obligations well into the future and allow you to ride out volatility in what's a known volatile market that is a different type of marketing campaign before, right? It used to be all about high octane Bitcoin. You were really just trying to create high octane, high amplification Bitcoin. But now they've got two products. I mean, they've got more because they've got convertible bonds. But you know, the two that they're focusing on because they want to retire the convertible bonds is you're focusing on the common equity and you're focusing on the prefs. The common equity functions as amplified Bitcoin and the prefs act as stabilized US dollar yield, right? You're providing cash flow to people, which is something that's badly needed by a lot of people. So the new structure they're putting into place, I think, shows a lot of consideration for the concerns of the market, right? You can't force them to always think the way you think. Not everyone's going to come to the conclusion that Bitcoin alone is. Is good enough capital for them to make investments, but if they understand that, yes, they're still taking Bitcoin risk, because that's what the balance sheet is made up of, but they're doing it with a stable cash reserve on the other side that allows them to absorb some of that volatility as they need to. To me, that ends up being a winning formula in this market moving forward.

Jeff Walton  25:20

Yeah, and they've laid the foundation for the rest of the market to follow and make their own flavor within the ecosystem, and find their little niche of capital market that they want to deploy and enter into. And one thing that I think a lot of people also overlook is this time five years from now, right? So we've got Strategy has gone on this just absolute rocket ship. And now you've got 200 other companies that are also super hungry to acquire as much Bitcoin as possible. And you've got several with scale now that can start to run their own strategies. We've got us, you've got metaplanet, you've got XXI, you've got bstr, and what's the world look like five years from now, when we're on the same path that Strategy has been on for the last five years, and there's, you know, a handful, let's just say, like half a dozen or a dozen that are operating in this marketplace, trying to push Bitcoin adoption forward and pulling in permanent capital with institutional grade risk management and managing your optionality into the future so you can continue to operate right the I view Bitcoin as crystallized power, and now You've got all of these other companies that have this, like, really crystallized power that they're able to use and operate within the marketplace. And I think something I looked at last week on true north, I was looking at some of the other companies that are valued in a similar scale to our company and in several other smaller companies. And you know, like we're in the same trading range as like Krispy Kreme and build a bear. And I would venture to guess that we probably have more financial power in the financial markets than Krispy Kreme or build a bear. And what is the value of that, compounded over time, relative to other companies in the market that are dealing with AI risk, and, you know, getting your entire business model downloaded on the internet over the weekend and put out into a public torrent. Like, what is, what is that? What's the, what's the power differential, and what's that look like five years from now?

Ben Werkman  27:36

You're also seeing the separation from some of the new companies that are coming in, right? So, for instance, take Jack Mallers and 21 where he's pretty clear that they don't view themselves as a treasury company. They don't believe they're going to be issuing prefs out into the market, and that's not going to be their model. And, you know, I don't think that's a bad thing. I think what's going to help Bitcoin win is when you get some of these other companies that also have capital, and they can go off and build whatever kind of businesses they want. There's no one size fits all here. And you know, we've all learned going through the process, you know, of issuing a pref and raising the capital and doing all that, it's not easy to do, right? That's pretty difficult process to work through. And when you live through kind of the summer that we all live through, watching all of the companies get to market and seeing the terms that they're taking around their debt and the way they were structuring it, you figure out that there are limitations that can have a pretty big overhang into the future. So where I used to think, and I used to say that, you know, most of these companies would be issuing prefs into the market, and they'd be raising the capital that way. You know, I'm not sure everyone's going to take that route. It's clear that, you know, Jack's got a different view on how they're going to operate. And, you know, I think that's great, because it's all focusing on, how do you integrate Bitcoin into the financial industry? And if they take another path to that, and they use, you know, whatever they end up doing using strike or whatever, however they do that, it advances Bitcoin. Right? Not every company needs to be in the structured finance lane. There will be a few, and I think those few will do it really, really well, and they'll work on managing the risk and structuring really creative and really appealing products. And I think that that's going to be a massive way to scale, but it's not how everybody's going to do it. And so I think that's where, after we went through the summer, and I was saying it on true north, I think the only thing that had a full Bitcoin cycle was the Treasury space this summer, I was the only one that had a blue off top. But now that everything's stabilized, it's going to force these companies to go back to the drawing board and look at what does the path forward really look like, and how do we want to structure this? What changes do we need to make? Or none? Right? Some might already have leverage on and, you know, yes, Bitcoin hasn't really gone up, so you can't expect the leverage to perform to the positive side when Bitcoin hasn't really been going up the way everyone thought it would. And so you can just wait. But I. Think it's going to also force the emergence. You saw a lot of talking points around how to build operating companies around these, and I think that's a path that a lot of these companies will take. And all of that, in the end, is going to be good for Bitcoin, because it's going to start getting it in front of people. It's going to create more use cases for where Bitcoin can fit into their financial lives and help them save and help them preserve value. And no matter which path everybody takes, if it's advancing Bitcoin, Bitcoin is winning.

Jeff Walton  30:27

And if you're sitting on a lot of Bitcoin and you needed $10 million to go build your operating business, you could go get it. The debt markets are open for Bitcoin backed debt. Options, right? So that $10 million buys a lot of operating runway for any type of business. I don't care who you are, like that buys a lot of employees and their time for a couple years to build an operating business. The real question is, it's just as then becomes, is that more effective than buying Bitcoin, do you beat the hurdle rate? Do you beat the hurdle rate?

Ben Werkman  31:04

Answer, that's the question I gotta answer, right? Is, yes, you can build your operating company, but can you beat the hurdle rate of Bitcoin? And that's a high watermark you got to beat, yeah, the constant question, high watermark.

Matt Cole  31:15

But it's also a very, I don't mental, mentally clarifying watermark. It makes it very easy to say no to a lot of things.

Ben Werkman  31:28

Just amazing. How many things you can say no to in a very short period of time. If that's just your first question is, can I beat the returns of Bitcoin with this most of the time the answer is absolutely not, yeah.

Matt Cole  31:39

And if the answer is, well, maybe, well, for a hurdle rate, maybe, maybe is, you need to be pretty confident that you can beat a hurdle rate to actually take risk relative to the benchmark that you're that you're trying to beat. And so it just, it quickly allows for this. You know, let's say they're called the laser like focus, right of and it was why that digital credit became the obvious. Big idea is, if you're bullish on Bitcoin and you're setting Bitcoin as a hurdle rate for decisions, digital credit structurally outperforms if you're both use this is right. Okay, easy digital digital credit that that beats the Bitcoin hurdle rate for a Bitcoin bull and but, man, I can't even tell you how many decisions that might have been hard before of should we do this under a Fiat standard become so easy, so easy to say no to Bitcoin standard.

Ben Werkman  32:44

We just realize how much complexities in those models, right? I mean, you can model out any business and come to your conclusions, but there's always value leakage along the way. There's so many unknowns that you don't see along that journey, and so it makes it really difficult to have confidence in being able to say yes, this will beat the hurdle rate, because if it's close, you can trust there's going to be some leakage along the way. Something's going to go wrong. It always does, and so it does make it very difficult to say yes, but it doesn't mean people won't right. We're still, I think, very early, in the mindset of corporations adopting bitcoin is the hurdle rate, clearly, and pivoting some of these established companies to start to think that way, I think, is still going to be difficult, but in the meantime, the companies that are thinking that way are going to be growing and expanding and bringing in capital and passing up all of these companies on The list. And you know, that's when Jeff's bewilderment mantra is going to really start to amplify as more and more of these companies start climbing those lists and passing really well known, established names out there in the equities market. I think that's going to be a lot of fun when that really starts happening.

Tim Kotzman  33:55

Yeah, Jeff, reflecting on your comparisons to Lloyds of London and Krispy Kreme and build a bear. Others, sure, there's many, many paint right? Paints a reminds me of, I guess, two things. One, Sailor going into detail in some of his most recent interviews about why he's saying no to certain things, but then also him comparing where he thinks things will be. So right now, the OGS have, I think, 85% or so of the supply, and Strategy has 3.2% and he's saying that when Strategy gets to 5% Bitcoin will be at a million dollars. When Strategy gets to maybe seven and a half percent, Bitcoin will be at $10 million just so intrigued one to just think about, try to wrap my mind around that. But also, if you guys had any thoughts or what that framing does just I was like. Okay, that's something I got to think about.

Jeff Walton  35:02

Yeah, I heard sailors say that. And I like, I like the framing, because it's a mathematical construct of the decreasing supply over time. It's, it's the the supply rate of Bitcoin over the next 100 years. There's only 1% of the after 2032 there's only one 1% of the supply left for the next 100 years to be mined, and everybody will be chasing that additional 1% of the supply. So it's this fascinating mathematical calculus to wrap your head around. What, what does it look like where you're shoving as much energy as humanly possible into something with a fixed supply, and that fixed supply is diminishing over time, and the everybody on the planet has incentive to continue to hold this thing, as opposed to sell it, which, I mean, we've seen a lot of Og sellers over the last year. And it makes sense, right? If people are sitting on they've, they've made a million dollars turn into $4 billion or something like that. I mean, right on. Good for you. Go buy your yacht, go live in Italy, or whatever you want to do, gallivant around the world for the rest of your life. Fine. But companies and corporations starting to shove that supply onto their balance sheet, gives them operating power to operate into the future. And that incentive is there to continue to accumulate and never sell it, because it's capital. It's it's a base of money on which you can build and fortunately, the best thing to build on it is to accumulate more Bitcoin, because, again, Bitcoin is the hurdle rate. So I think it's he's running through the math. There's probably a 25% standard deviation on his math. It could be, you know, a bit lower. It could be a bit higher in both directions. And, yeah, I'm excited about that future. We're also, we're everybody's chasing for additional basis points of that, that total supply.

Ben Werkman  37:06

I think when you look at that as well, you know, it seems like it would take a lot to get bitcoin trading to a million dollars. But when you really do wrap your head around what that fixed supply means, right, when there's truly only 21 million, and if you assume there's 4 million of them that have already been lost, so you've got 17 million out there. You've got 24 million millionaires in the US, at least as of 2024 now let's say they really start waking up to what's happening with the deficit and the need to print, and all the capital that's going to have to come in to stimulate the economy and keep the GDP growing. If that mindset shift happens just at the individual level, people with wealth trying to protect themselves, that sudden inflow of capital can move that price in a hurry, because you've got to find sellers, and all along the way, you're going to have corporations like ours, like Strategy, you've got all the ETFs that are out there absorbing the supply coming into the market, even as some of these, you know, original holders are rotating some of their positions, right? It's being absorbed. Now you're getting bigger and bigger buyers into the market. And now you think that that's only in the US, right? The 24 million millionaires, that's just in the United States, but Bitcoin is a global asset. The demand can come from everywhere. And you look at the United States, and we fall into the, I'll call us the better category, relative to most of these other countries out there, right? We've still got it pretty good. We're starting to watch the debt kind of spiral. We're running a massive deficit. You're starting to see that they're going to have to inject but it's a lot worse than a lot of other segments of the world. And Bitcoin is an off ramp for everybody, corporations, individuals, nations. Doesn't matter. And so there's so many places that that demand can ultimately come from that I think it could be stunning how quickly it ultimately happens. I mean, we all know that bitcoins main moves happen in what, 10 days out of the year, right? It happens very suddenly and when everybody starts waking up and looking for ways to protect themselves. You know, you've really only got one truly decentralized way to park capital, and that's going to be in Bitcoin. I don't think people are going to be getting shipments of gold to their house to, you know, bury in their backyard somewhere. You know, you've already seen what happened when there was a lot of demand to get out of paper gold and move into physical gold, and all of a sudden the deliveries on that was like six months or something. Was the lag time it was, it was a big problem. And so ultimately, I think digital capital is going to win, and the use case for it is just continuing to expand. And I think it could really surprise people by how quickly it can move.

Matt Cole  39:59

I was looking at some of the ETF data for the last couple days, and right now, there's about 1.4 million Bitcoin in ETFs. And so you have, like, call it six, 7% of the supply of Bitcoin or in ETFs. And ETFs just launched in 2024 so early 2024 so we're getting close to the two year mark for ETFs and and you think about how even just within the last couple months, multi trillion dollar pools of capital getting access to the ETFs for the first time, that just means the door is open. Not that all those clients have bought. They're going to buy over the next 12 months, 24 months. And then you also think about how with ETFs, many of the largest pools of capital, by their investment guidelines, cannot buy a new ETF until it's been around for three years. And so just the ETF flow bitwise had a great presentation on this, where they talked about how their expectations are for the next few years, for the demand for Bitcoin, ETFs, to continue to grow versus the previous year. So we already have 1.4 billion Bitcoin and ETFs. And obviously, if price goes up then then the dollar flow will buy less Bitcoin, but there is a lot of Bitcoin to flow into these ETFs. It's greater than the mining supply just alone. Forget Strategy, which is to say, Forget Strategy is a pretty crazy thing to say.

Ben Werkman  41:32

Taking the full mining supply, yeah.

Matt Cole  41:36

Double, yeah. And so there's, there's simply just not enough Bitcoin to go around. Yes, OGs have been distributing Bitcoin over the course of this year, but that will eventually dry up and and be this is a positively convex asset. There is not enough supply, and that is where you see these, these, you know, models or predictions of if they if Strategy increased its Bitcoin to X percent, why it might put Bitcoin over a million dollars? It's because that once it starts its upward movement, it'll be very clear there's just not enough Bitcoin to go around. And it gets back to this concept of the digital gold rush era that probably lasts 2035 2030 2035. 2035, that we're just in an era. It's kind of the last era where there's really anything meaningfully being mined into the market from a supply perspective. But the demand is just outstripping it so much that it's it's not hard to envision the Super Cycle narrative Bitcoin moving substantially higher as all these different pools of capital continue to buy bitcoin. And I mean, you then you layer on to that, you know, Strategy is obviously buying a lot. Right now, we've been buying a lot, but for Bitcoin Treasury companies, it's also, you know, the capital markets open much more in bull markets than bear markets. So then that supply gets more capital to get some more supply. And, I mean, it's a it really, you know, again, it's hard to comprehend, because it's hard to comprehend compounding flows in numerous different directions. But it, but it just, it shows you that, to me, like the concept of being bearish, it makes no sense. I could, I could come up with with scenarios where, you know, maybe Bitcoin goes down to 60k or whatever, like, wouldn't, wouldn't shock me. It also wouldn't shock me to not see it happen like I have. I have no idea either, either way, would wouldn't shock me, but, but you zoom out and you just see where this is going, and you're just like, I am so bullish. It was like, like, when, when I bought our stock, it was like, I'm so bullish where this is going. I'm so bullish on our team, so bullish on Bitcoin. It's like, I just want to be max along this. It's, you can over complicate these things. And, you know, you start getting into the, you know, whatever you want to call it the fear porn of quantum or whatever. And you know. And then you look at some of the people, you know, people that I like that are, you know, spreading that. And you know, in March of 2020 they were spreading covid fear. And you know that we're going to see millions of people die. And now they're now they're spreading quantum fear. And it's just like, you know what like coming from the fixed income world. Fixed Income is a world of very smart people that always view the world with the glass half empty. You know point of reference. And you know what they earn every year, 5% you if you want to have a bearish mindset, that's, you know, that's what you you structurally cap your upside right, which is why I'm so grateful to have broken out of the fixed income world as fun, as fun as it was. You know, working with all these very smart, pessimistic people, it's much better to be an optimist and go out and make it happen.

Jeff Walton  44:56

Same with insurance. It's. I do have broken out of that.

Ben Werkman  45:01

Yeah, no distressed credit. That was really talk about uplifting watch all the small businesses in your community collapse in real time. Yeah, yeah. It's way more fun to be an optimist and to start building the future instead of, you know, waiting for the next terrible thing to happen all the time. That's not a way to, you know, Ignite yourself and want to be a part of building something big, to the point of, I think that 2025, was a structural year, you know, to me, I kind of take that view, because I see, you know what we're building and the discussions that we've had, and it gets you so excited, because you've got this much better version of what the future can and should look like, and now it's in your control to go build it. And I think that I saw a lot of it. There was, it was a couple of probably call it the last four weeks, where I was seeing all this narrative pop up of, well, Strategy is so big, you know, why even do this? Why even do this, you know, because it's, like, the biggest thing we can do right now, like, this is such a massive idea, and there's going to be so many participants that contribute to it that, like, I want to be a part of building that, like, I see a great future. And this is, you know, when you've been in Bitcoin for this long, you've always had those fantasies about the ways that Bitcoin win, and now you're seeing how it can win, and you're seeing how you can push it down that path way faster than it ever would have on its own. And it energizes you, because you've got a blank slate in front of you. We can go try to integrate Bitcoin anywhere, right? There's an application for this all over the place, and we're just scratching the surface of that. And so, you know, yeah, phase one, collect all the capital, right? Get as much of get as much Bitcoin as you can. Get it through this digital gold rush. Build those really strong, resilient business, business or balance sheets. But on the back end of it, you've got all the optionality in the world to figure out where bitcoins place is going to be, and it might be exactly where we're building it right now. It could change over time. Just look at the last five years. It's changed drastically over a five year period. I have no idea what it's going to look like, what bitcoins adoption, or where it's going to be integrated in five years, but I know whatever it's going to be, it'd be pretty fun to be a part of getting it there, and that's what we're doing. So I think we're entering the era where, if you're a Bitcoin Treasury company, and you're participating in the Capital Gold Rush, and you're starting to, you know, turn your gaze away from all the fear narratives and governments are going to ban it, and you're getting out of that mindset, and you're starting to be optimistic and hopeful about what humanity can do with this asset. You know, it's a way more fun way to build. You know, people can be bears. It's way more fun to be able completely agree.

Jeff Walton  47:51

Completely agree. And as you brought up the stat, what is it? 20, 24 million millionaires in the United States. And as that population turns over, the technologists are going to be inheriting a lot of this wealth too. So you start to think about, well, who's going to be controlling this stuff? It's it's the people that were born with computers in their hands, not necessarily the people that were born before the cell phone existed. And that's a completely different population that is going to be interested in how they Yeah, they've got cell phones in their hands. They're controlling their wealth in their phone or in their brain, and that is, how do they want to interact with the world? Because they're going to be the decision makers of the future, and we get to build that.

Ben Werkman  48:39

And it's not only that, you know, it's yes, they're technologically savvy. They'll have grown up, you know, now hearing about Bitcoin and understanding, but they're also becoming, hate to say it this way, but broken by the current system. They've lost optimism for the future. And I think that's part of why you see the rise of all these gambling sites with the younger generation and they're gamifying gambling and, you know, everyone's looking for that one hit, you know, walk off Grand Slam, instead of building something consistently over time, you know. So I think that that optimism for being able to build a really good future for yourself was stripped out of that generation. And so now, when you get the capital rotation, you know, getting passed down from the older generation to the younger generation, they're already natively skeptical to the existing system. So now, when you finally do have the assets and you want to protect them, you know, I think for a lot of that cohort, Bitcoin is going to be kind of front of Top of Mind here, because it's the best way to pull yourself into a non sovereign system, right? You're getting out of that manipulated system where after covid happened and all the inflation exploded, and you saw the cost of everything in the grocery store rocket away from you. You know, you see the cracks forming in that. And so you want to make sure you opt out of that and move into something else. So, yeah. Definitely think you're going to see that shift.

Jeff Walton  50:02

It's it's just so logical to want to store your value for your company. It seems insane that in the past that we've got down this rabbit hole of like distributing dividends and doing share buybacks to give all this capital back to the people that are owning, owning equity. Or the reason is it didn't make sense to hold dollars. The dollars that you're holding were melting and for the same reason that a person or a family would want to store their wealth. Companies have the same needs. It's just so logical to want to hold on to capital, as long as you have a vehicle that doesn't decay, and now, now we do, and that's the that's this foundation that we get to build upon, is growing a base where companies actually have incentive in a vehicle which to store value and grow value that has never really existed before. Guess you could have built a company with a Treasury made of gold, but you saw all the same issues that you know, humans have with gold, like transacting gold, final settlement, all that jazz.

Ben Werkman  51:12

But imagine how energizing that would be to get back to generational thinking again. I think that kind of fell to the wayside in a lot of businesses. And a lot of these businesses were, you know, scale it and ultimately have an exit. And then, you know, your way. We've done it. But what is the statistic by like, the second or third generation? It's pretty much all gone. Yeah, right. Well, now you've got the ability to build a foundation that can persist throughout time and can combat against those structural flaws that made it more worthwhile to try to pump something up and get an exit out of it and just spread that wealth to your family. Call today, now you can build these generational businesses again that can persist and reinvent themselves, and, you know, maintain that capital position over time. It's a huge advantage, and it's a totally different way to thinking about it. I think right now you're, you're getting stuck in shorter and shorter term thinking, because you have to, right? You're incentivized to start thinking that way. It's kind of the way that the entire system is built around it. And so to be able to build businesses again, and particularly, you know, here in the US, to be able to build businesses where you've got a 300 year outlook on that business. I mean, what a shift that is. You build differently, if that's your goal, is to build something that can be around for generations.

Jeff Walton  52:29

The Lloyds of the future.

Ben Werkman  52:32

I did laugh when you when you put in, you know, Lloyds that's been building since the 1600s and then the next two companies were Krispy Kreme and builder there, and you're going, Oh, my God, fact that we're even comparing those three companies in the same sentence.

Jeff Walton  52:45

Probably one of the only on the planet talking about those three in the same sentence, yeah.

Tim Kotzman  52:52

As Fiat systems falter, wealth preservation isn't a strategy, it's survival while the world reacts. Swan, private clients are already prepared. Swan private builds strong relationships with clients around mutual conviction in bitcoins, long term promise with concierge service, deep expertise and airtight security. The swan private team helps build generational wealth the right way. Swan private's comprehensive Bitcoin wealth platform serves over 5000 clients with more than four and a half billion dollars of Bitcoin purchased to cold storage. Swan private is built for long term partnerships. Get started today at swan.com/private we have a couple minutes left any closing thoughts or bold predictions for 2026 or just predictions that you're like this just makes sense.

Ben Werkman  53:48

Well, we got to start with you, Tim, because you've got to run us through you know your review of 2025 because I'm not sure that I can name anyone that's had a better run than Tim Kotzman in 2025.

Matt Cole  54:01

I want to hear that. And then let's do the 2026 outlook next, next time, yeah.

Tim Kotzman  54:07

2025 has been unbelievable. Doesn't even cover it. So some word that's amplified on top of unbelievable from yeah, True North, which obviously didn't start in 2025 it was September of 24 Jeff, yeah, October. 24 Yep, October and then, so yeah, stumbling into interviewing guys from true north that then just kept going into what became the Bitcoin treasuries podcast, and then starting the hurdle rate, and then just iterating from there with, I mean, I just talked to many, many people in the industry, and said, what's it going to take to build a successful podcast from adding value, but also a monetization? Standpoint. And what I learned was, Well, if that's what you're going to do, and you're not the first to market, which I'm not, it's going to take a while, potentially. And so we added on the digital conference, and then we added on the unconference, and iterating from there has been really exciting to just have the opportunity in this world of being digital, that you can wake up at three in the morning, tweet something out, and then wake up in the morning and say, What did I do? I just announced I'm going to do a conference. So that's been really exciting and fulfilling. And you know, doing 21 events, with maybe eight to 12 of them being digital, but doing 21 events around the world, globally, 2026 is going to be unbelievable. It's going to be, I don't know what it's going to be, but it's going to be unforgettable. We're doing all this with people that I couldn't ask for, like better people to have a community with, right? Whether there's business involved or not, is just super cool. And so, yeah, you can just do things. Definitely encourage everybody to just do things.

Ben Werkman  56:15

I mean, you're the epitome of putting something out there into the universe and then just doing it. Like, some of the things I've seen you tweet out, you know, I would ping Jeff and be like, What is he doing? Like, how is he going to pull that off? And somehow, every single time you manage to pull it off. So anyone out there that's thinking, you can't just do things just follow Tim's arc, because Tim, like he said, middle of the night, has a thought, putts it out there, says he's going to throw together this in person conference in like 30 days, and he just goes and finds a way to get it done, like you can just do things. And I you know, you've had a big change over the last year, Tim, because I've seen you get increasingly motivated along the way. And I think it's, you know, all these successes that you've just been building on top of each other along that path. It's been really fun to to watch you grow that because it was a void, and you just stepped into it and owned it. And a year ago, I mean, how many people did you have following you a year ago? Tim, not that many, right? And now you've just been rolling everybody in the industry, knows who you are. You're getting stopped on the street. I mean, you've got an orange tie on. I think everyone probably just assumes it's Tim Kotzman, until they figure out it might not be. More people wear orange ties. But what a run man. You've been killing it. So it's been really cool to see. Keep crushing it.

Jeff Walton  57:34

2026 it's also been really cool to see, I mean, to your point, Tim, the the people that surround you too. It's, it's amazing, the people that store their value in Bitcoin have high values. So that's some of the best people I've I've ever met have been in Bitcoin. I've made some of the some of my best friends that just on the internet one day, because I started talking about this stuff, and yeah, you could just do things. And it's amazing how that attracts very quality people to push forward and build in this new world. And you've been, you've sat on this perfect little space, this Bitcoin Treasury space, where it needs to be talked about. This the biggest story ever. You're sitting on. You're sitting in New York with the ability to interview these people as they come into town to talk in the finance capital of the planet. And you're sitting there, you're on the pulse. I think when I when I first pulled you into true north, I think I said, Tim cotsman, the pulse of New York with a suit, the pulse of New York with a suit that's Tim and an orange tie.

Ben Werkman  58:47

And up until recently, New York was basically shut down to Bitcoin. So 2026 could be your year, Tim, you might finally get some things done this year.

Tim Kotzman  58:54

Any 2026 predictions to wrap up?

Matt Cole  58:59

I will talk about those in 2026 but I'll just close. Wishing everybody a merry Christmas. Obviously, to you guys, to the listeners, it's been just such a such a great year, and I think that 2026 might even top that. We're just getting going.

Jeff Walton  59:20

Let's keep rolling. Yeah, Merry Christmas and Happy New Year and go celebrate and get ready to hit it hard in 26.

Tim Kotzman  59:30

Absolutely. Well, thanks everybody for listening and watching for Matt Cole, Ben Werkman, and Jeff Walton. I'm Tim Kotzman for the Hurdle Rate.

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Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

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